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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

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


                           Magal Security Systems Ltd.



6-K Items

1. Magal Security Systems Ltd. Press Release re Magal Security Systems Announces 2003 First Quarter Financial Results dated April 30, 2003.

2. Magal Security Systems Ltd. Press Release re Magal Security Systems Announces Stock Dividend dated May 8, 2003.

                                                                          ITEM 1

Press Release                               Source: Magal Security Systems, Ltd.

Magal Security Systems Ltd. Announces 2003 First Quarter Financial Results Wednesday April 30, 8:53 am ET

- Revenues Up 35% and Operating Income Up 53% from 1Q02 -

- Operating Income up 138% and Net Income up 48% from 4Q02 -

YAHUD, ISRAEL, April 30 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS), today announced financial results for its first quarter ended March 31, 2003. Revenues for the first quarter increased by 35 percent to $12,801,000, from $9,466,000 reported for the same period a year ago. Quarter-over-quarter, revenues decreased by 4 percent, from $13,362,000.

Operating expenses for the quarter increased by 20 percent to $4,334,000, from $3,599,000 in the first quarter of 2002. As a percentage of sales, operating expenses for the quarter declined to 33.9 percent, from 38.0 percent for the year ago period. Within operating expenses, G&A expenses as a percentage of sales declined year-over-year to 10.3 percent, from 12.0 percent. Selling and marketing expenses as a percentage of sales declined year-over-year to 15.1 percent, from 18.6 percent.

Quarter-over-quarter, operating expenses decreased by 15.5 percent from $5,126,000.

Operating income for the quarter increased year-over-year by 53.5 percent to $1,067,000, from $695,000. Operating margin for the quarter improved to 8.3 percent from 7.3 percent for the same quarter last year. Quarter-over- quarter, operating income increased by 138 percent, from $448,000.

For the quarter the Company recorded a financial expense of $331,000 compared to a financial income of $100,000 in the year ago quarter as a result of the change in the rate of the Euro against the US and Canadian dollars.

Income before taxes decreased by 7.4 percent to $736,000, from $795,000 in the first quarter of 2002. Quarter-over-quarter income before tax doubled from $367,000.

Net income for the first quarter of 2003 decreased by 11.3 percent to $532,000, or $0.07 per fully diluted share, from $600,000, or $0.08 per fully diluted share, reported for the first quarter of last year. Quarter-over-quarter, net income increased by 48.2 percent compared to $359,000.

Mr. Even-Ezra, Chairman of Magal, said, "The contracts we have been awarded in the first quarter of 2003 demonstrate our increasingly strong position in the global security markets as a provider of turnkey solutions and based on our record current order backlog, we have every reason to believe that the full year 2003 will be stronger than the year 2002."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

                         MAGAL SECURITY SYSTEMS LTD.
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
            (All numbers except EPS expressed in thousands of US$)

                                                  Quarter ended
                                                     March 31
                                                2003      2002

    Revenues                                    12,801    9,466

    Cost of revenues                             7,400    5,172

    Gross Profit                                 5,401    4,294
    Operating expenses:
    Research & Development expenses - net        1,084      703
    Selling & marketing expenses                 1,930    1,760
    General & Administrative expenses            1,320    1,136
                                                 4,334    3,599

    Operating income                             1,067      695
    Financial income (expenses), net              (331)     100

    Income before taxes                            736      795
    Taxes on income                                204      195

    Net income                                     532      600

    Basic earnings per share                      0.07     0.08

    Weighted average number of shares
     outstanding used in Computing basic
     earnings per share (in thousands)           7,667    7,294

    Diluted earnings per share                    0.07     0.08

    Weighted average number of shares
     outstanding used in computing diluted
     earnings per share (in thousands)           7,752    7,628


                                              Quarter Ended March 31,
                                                    2003      2002

    Gross Margin                                    42.2      45.4
    Research & Development as a % of Revenues        8.5       7.4
    Selling & Marketing as a % of Revenues          15.1      18.6
    General & Administrative as a % of Revenues     10.3      12.0
    Operating margin                                 8.3       7.3
    Net income margin                                4.2       6.3
    Total Bank Debt to Total Capitalization        *0.44    **0.43
    Current Ratio                                  *1.80    **1.86

    *   As of March 31, 2003
    **  As of December 31, 2002

                         MAGAL SECURITY SYSTEMS LTD.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                 (All numbers expressed in thousands of US$)

                                           March 31,         December 31,
                                               2003                 2002
                                          Unaudited              Audited

    CURRENT ASSETS:
    Cash and cash equivalents                 1,963                2,519
    Short-term bank deposits                  3,742                3,708
    Trade receivables:
     Related parties                             43                   57
     Other                                   10,488                9,076
     Unbilled accounts receivable             8,456                7,691
    Other accounts receivable                 2,209                2,256
    Inventories                               9,430                8,251
    Deferred income taxes                       675                  602

    Total current assets                     37,006               34,160

    Long term investments and trade
      receivables:
    Long-term trade receivable                1,373                1,510
    Long-term bank deposits                   8,733                8,649
    Severance pay fund                        1,790                1,724
    Total long term investments
     and trade receivables                   11,896               11,883

    PROPERTY AND EQUIPMENT, NET               9,193                8,989

    OTHER ASSETS, NET                         5,199                4,709

    Total assets                             63,294               59,741

    CURRENT LIABILITIES:
    Short-term bank credit                   10,263                9,266
    Current maturities
     of long-term bank loans                  1,091                1,091
    Trade payables                            4,746                4,192
    Other payables and accrued expenses       4,457                3,784

    Total current liabilities                20,557               18,333

    LONG-TERM LOANS                           4,675                4,698

    ACCRUED SEVERANCE PAY                     1,785                1,679

    SHAREHOLDERS' EQUITY:
    Share capital                             2,601                2,600
    Additional paid-in capital               21,796               21,791
    Deferred stock compensation                   -                   (3)
    Accumulated other comprehensive loss       (302)              (1,007)
    Retained earnings                        12,182               11,650

    Total shareholders' equity               36,277               35,031

    TOTAL LIABILITIES & SHAREHOLDERS'
     EQUITY                                  63,294               59,741

                                                                          ITEM 2

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces Stock Dividend

Thursday May 8, 9:19 am ET

- Stock Dividend of 3% of Issued Shares Expected to Be Approved at General Meeting of Shareholders -

YAHUD, Israel, May 8 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS, TASE: MAGS), today announced that the Board of Directors of the company has decided to declare a stock dividend of 3% of issued shares, subject to the approval of the General Shareholders' Meeting to be held in July 2003.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million. Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: Jacob Even-Ezra
                                                ---------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  May 12, 2003